UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 _______________

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________

(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        COMMISSION FILE NUMBER: 000-25887

                                 _______________

                              PRIVATEBANCORP, INC.
                           SAVINGS AND RETIREMENT PLAN
                            (Full title of the plan)

                                 _______________

                              PRIVATEBANCORP, INC.
                            TEN NORTH DEARBORN STREET
                             CHICAGO, ILLINOIS 60602
       (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4. The PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan") is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

         Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

         (a) Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003.

         (b) Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002 and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the PrivateBancorp, Inc. Savings and Retirement Plan (File No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

                              PRIVATEBANCORP, INC.
                          SAVINGS AND RETIREMENT PLAN,
                     F/K/A THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

                                Table of Contents
                                -----------------

                                                                         Page
                                                                         ----


         Independent Auditors' Report .....................................1

         Statement of Net Assets Available for Benefits,
         December 31, 2003.................................................2

         Statement of Changes in Net Assets Available for Benefits,
         Year Ended December 31, 2003 .....................................3

         Notes to Financial Statements.....................................4

         Supplemental Schedule.............................................7

         Schedule H, Line 4i - Schedule of Assets Held
         for Investment Purposes at End of Year,
         December 31, 2003.................................................8

         Independent Auditors' Report .....................................9

         Statement of Net Assets Available for Benefits,
         December 31, 2002 and 2001.......................................10

         Statement of Changes in Net Assets Available for Benefits,
         Year Ended December 31, 2002 ....................................11

         Notes to Financial Statements....................................12

         Supplemental Schedule............................................16

         Schedule H, Line 4i - Schedule of Assets Held
         for Investment Purposes at End of Year,
         December 31, 2002................................................17

         Signature Page...................................................18

                    [LETTERHEAD OF MAYER HOFFMAN MCCANN P.C.]

                          INDEPENDENT AUDITORS' REPORT


To the Audit Committee Chairman and the Trustees
PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN

We have audited the accompanying statement of net assets available for benefits of the PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Plan for the year ended December 31, 2003, taken as a whole. The accompanying supplemental schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Mayer Hoffman McCann P.C.

Chicago, Illinois
April 26, 2004

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                  DECEMBER 31, 2003
Investments at fair value:
   Nationwide Life Insurance Company pooled-separate accounts.................      6,986,493
Investment at contract value:
   Guaranteed investment contract.............................................        173,001
Participant loan fund.........................................................         71,376
                                                                                   ----------
Net Assets Available for Benefits.............................................     $7,230,870
                                                                                   ==========

                       See notes to financial statements.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2003
                                                              -----------------
ADDITIONS
Contributions from employer...............................       $  304,347
Contributions from participants...........................          961,175
Rollovers.................................................           73,570
Interest income...........................................            6,844
Net realized and unrealized gains
   in fair value of pooled-separate accounts..............        2,120,744
                                                                 ----------
     Total Additions......................................        3,466,680
DEDUCTIONS--Withdrawals by participants...................         (202,758)
                                                                 ----------
Net Additions.............................................        3,263,922
Net Assets Available for Benefits--Beginning of Year......        3,966,948
                                                                 ----------
Net Assets Available for Benefits--End of Year............       $7,230,870
                                                                 ==========

                       See notes to financial statements.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(1)      DESCRIPTION OF PLAN
         -------------------

The following description of the PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and The PrivateBank (St. Louis) who are at least 18 years old. The PrivateBank and Trust Company and The PrivateBank (St. Louis) are subsidiaries of PrivateBancorp, Inc. (the "Company"). The PrivateBank and Trust Company and The PrivateBank (St. Louis) are individually and collectively referred to as the "Bank" and the "Banks." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Plan sponsor adopted the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01 (the "Prototype Plan"). Effective March 10, 2003, the Plan sponsor amended and restated the Plan to reflect the change in one of the Plan trustees and other minor changes. The Plan is sponsored by the Company.

CONTRIBUTIONS - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan, and dollar amounts permissible by the Internal Revenue Code ("IRC"). Bank-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Bank matching contributions are discretionary and based on a percentage of employee contributions. The Banks may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants are eligible for the employer contributions after one year of employment.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Banks' contribution and
(b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING - Participants are immediately vested in their contributions and the Banks' qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Banks' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

INVESTMENT OPTIONS - Participants are able to direct employee contributions into pooled-separate accounts ("PSAs"), which have underlying investments of mutual funds and PrivateBancorp, Inc. common stock, or into a guaranteed investment contract ("GIC"). Participants are able to transfer funds among all investment options.

PARTICIPANT LOANS - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Banks. The loans are secured by the balance in the participant's account and bear interest at the prime rate (4.00% as of December 31, 2003) in effect on the loan acquisition date plus

100 basis points. Interest rates ranged from 5.00% to 10.50% on all participant loans outstanding as of December 31, 2003. Principal and interest are paid ratably through payroll deductions.

PAYMENT OF BENEFITS - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined. In-service withdrawals are permitted for those participants who have reached the normal retirement age, as defined in the Plan.

FORFEITED ACCOUNTS - As of December 31, 2003, forfeited nonvested accounts totaled $20,470. These accounts shall be used to reduce future employer contributions. The employer contributions were not reduced by forfeited nonvested accounts in 2003.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS - The Plan is invested in PSAs, which are stated at fair value. The PSAs are valued based on the underlying investments (mutual funds or PrivateBancorp, Inc. common stock). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Values for PrivateBancorp, Inc. common stock are based on the December 31, 2003, closing price. The Plan entered into a GIC with Nationwide Life Insurance Company ("Nationwide") on May 1, 2002. The GIC is fully benefit responsive and is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at a specified rate determined quarterly based on the three-year Treasury note yield less the interest rate adjustment, as defined in the contract, less withdrawals or transfers by participants. The average effective yield on this contract for the year ended December 31, 2003, was 0.72%. The guaranteed rate on the contract as of December 31, 2003, was 1.18%.

ACCOUNTING METHOD - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date.

Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

ADMINISTRATIVE EXPENSES - Administrative and consulting expenses of the Plan are paid by the Plan sponsor and are not included in the statement of changes in net assets available for benefits.

(3)      INVESTMENTS
         -----------

The following table presents the two PSA investments that represent 5 percent or more of the Plan's net assets as of December 31, 2003. The table also presents the fair market value of the underlying assets of the PSAs.

    Contract #GA-P DF99:
       American Century 20th Century Income and Growth Fund.  $  407,886
       American Century Short Term Government Fund..........      75,107
       Dreyfus Balanced Fund................................     146,244
       Federated Bond Fund..................................     146,665
       Fidelity Advisors Growth Opportunities Fund..........     143,367
       Franklin Templeton Mutual Shares Fund................     122,559
       Franklin Small Cap Growth Fund.......................     339,625
       Gartmore Money Market................................      14,846
       Janus Twenty Fund....................................     485,843
       Janus Worldwide Fund.................................     329,948
       Gartmore S&P 500 Index Fund..........................     547,246
       Templeton Foreign Fund...............................     148,959
                                                              ----------
                                                               2,908,295
    Contract #GA-P E05A:
       PrivateBancorp, Inc. Stock Fund......................   4,078,198
                                                              ----------
       Total................................................  $6,986,493
                                                              ==========

The following table presents the net realized and unrealized gains in fair value, by PSA, for the year ended December 31, 2003:

    Contract #GA-P DF99 (underlying investments are mutual
       funds)...............................................  $  514,507
    Contract #GA-P E05A (underlying investment is Company
       common stock)........................................   1,606,237
                                                              ----------
       Total................................................  $2,120,744
                                                              ==========

(4)      TAX STATUS
         ----------

The Internal Revenue Service ("IRS") issued a favorable opinion letter dated November 19, 2001, for the Prototype Plan, which was adopted by the Plan sponsor effective January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable requirements of the IRC.

(5)      PLAN TERMINATION
         ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

                              SUPPLEMENTAL SCHEDULE

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
-------------------------------------------------------------------------------
DECEMBER 31, 2003
-------------------------------------------------------------------------------

                                 EIN: 36-3681151

                                PLAN NUMBER: 001

             (b) IDENTITY OF ISSUE,          (c) DESCRIPTION OF INVESTMENTS INCLUDING
              BORROWER, LESSOR, OR          MATURITY DATE, RATE OF INTEREST, COLLATERAL,                    (e) CURRENT
  (a)            SIMILAR PARTY                        PAR OR MATURITY VALUE                   (d) COST          VALUE
------     -------------------------        --------------------------------------------      --------       ----------
*          Nationwide Life Insurance        Investment contract, pooled-separate accounts,
              Company                        contract #GA-P DF99 (underlying investments
                                             are mutual funds)                                   (1)         $2,908,295

*          Nationwide Life Insurance        Investment contract, pooled-separate accounts,
              Company                        contract #GA-P EO5A (underlying investment
                                             is PrivateBancorp, Inc. common stock)               (1)          4,078,198


*          Nationwide Life Insurance        Guaranteed investment contract, contract
              Company                        #GA-P JH55                                          (1)            173,001

*          Participant Loan Fund            Interest at Rates From 5.0% to 10.5%                  --             71,376
                                                                                                             ----------
                                                                                                             $7,230,870
                                                                                                             ==========

--------------------
*       Party-in-interest as defined by ERISA.
(1) Cost information may be omitted due to the investments being participant-directed.

                 [LETTERHEAD OF PHILIP ROOTBERG & COMPANY, LLP]

                          INDEPENDENT AUDITORS' REPORT


To the Audit Committee Chairman and the Trustees of the Privatebancorp, Inc. Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan"), formerly known as The PrivateBank and Trust Company Savings and Retirement Plan, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year, December 31, 2002, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PHILIP ROOTBERG & COMPANY, LLP

Chicago, Illinois
April 24, 2003

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------
DECEMBER 31,                                                2002         2001
--------------------------------------------------------------------------------

ASSETS
   Cash................................................. $       --  $   18,818
   Investments at fair value:
      Nationwide Life Insurance Company pooled-separate
        accounts........................................  3,705,173   1,917,296
      PrivateBancorp, Inc. common stock.................         --     546,872
   Investment at contract value:
      Guaranteed investment contract....................    140,343          --
   Participant loan fund................................    121,432     142,527
                                                         ----------  ----------
Net Assets Available for Benefits....................... $3,966,948  $2,625,513
                                                         ==========  ==========

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS
   Contributions from employer......................................$  239,395
   Contributions from participants..................................   772,026
   Rollovers........................................................   356,611
   Interest and dividends...........................................    11,140
   Net realized and unrealized gains (losses)
     in fair value of investments:
       Pooled-separate accounts.....................................   (67,842)
       Common stock.................................................   330,545
                                                                    ----------
                                                                     1,641,875

   DEDUCTIONS - Withdrawals by participants.........................  (300,440)
                                                                    ----------

   NET ADDITIONS.................................................... 1,341,435

   NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR............ 2,625,513
                                                                    ----------

   NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR..................$3,966,948
                                                                    ==========

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

1        SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

         Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Valuation of Investments - PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan") is invested in pooled-separate accounts ("PSAs"), which are stated at fair value. The PSAs are valued based on the underlying investments (mutual funds or PrivateBancorp, Inc. common stock). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Values for PrivateBancorp, Inc. common stock are based on the December 31, 2002 and 2004 closing prices. The Plan entered into a guaranteed investment contract ("GIC") with Nationwide Life Insurance Company ("Nationwide") on May 1, 2002. The GIC is fully benefit responsive and is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at a specified rate determined quarterly based on the three-year Treasury note yield less the interest rate adjustment, as defined in the contract, less withdrawals or transfers by participants. The average effective yield on this contract for the period May 1, 2002, through December 31, 2002, was 1.06%. The guaranteed rate on the contract as of December 31, 2002, was 1.06%.

         Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

2        DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and The PrivateBank (St. Louis) who are at least 18 years old. The PrivateBank and Trust Company and The PrivateBank (St. Louis) are subsidiaries of PrivateBancorp, Inc. (the "Company"). The PrivateBank and Trust Company and The PrivateBank (St. Louis) are individually and collectively referred to as the "Bank" and the "Banks." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On May 1, 2000, the plan sponsor adopted the Benefit Administration, Inc. Regional Prototype Plan and Trust Basic Plan Document #R1. Effective January 1, 2002, the Plan sponsor adopted the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01. The Plan is sponsored by the Company.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

         Contributions - In 2001, the participants were able to contribute up to 15% of compensation, as defined in the Plan, plus up to 100% of any Bank-paid cash bonus. Contributions were subject to certain limitations. Commencing January 1, 2002, participants may contribute up to the maximum percentage of compensation, as defined in the Plan, and dollar amounts permissible by the Internal Revenue Code ("IRC"). Bank-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Bank matching contributions are discretionary and based on a percentage of employee contributions. In 2001, the Banks were able to make qualified non-elective contributions and additional discretionary contributions, both based on each eligible employee's compensation as a ratio to all employee's compensation. Commencing January 1, 2002, the Banks may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants are eligible for the employer contributions after one year of employment.

         Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Banks' contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting - Participants are immediately vested in their contributions and the Banks' qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Banks' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

         Investment Options - In 2001 and through May 1, 2002, participants were able to direct employee contributions into a variety of mutual funds included in PSAs or into Company stock. The PSAs were offered through an investment contract with Nationwide. The participants were able to transfer funds between mutual funds, but not to or from Company stock. Beginning May 1, 2002, the Company stock was transferred to Nationwide under a new PSAs investment contract. Also on May 1, 2002, the Plan entered into a GIC from Nationwide. Therefore, beginning May 1, 2002, participants are able to direct employee contributions into PSAs (mutual funds or PrivateBancorp, Inc. common stock) or into a GIC and participants are able to transfer funds among all investment options.

         Participant Loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Banks. The loans are secured by the balance in the participant's account and bear interest at the prime rate (4.25% and 4.75% at December 31, 2002 and 2001, respectively) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 5.25% to 10.75% on all participant loans outstanding at December 31, 2002. Principal and interest are paid rateably through payroll deductions.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

         Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined. In-service withdrawals are permitted for those participants who have reached the normal retirement age, as defined in the Plan.

         Forfeited Accounts - As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $10,153 and $4,108, respectively. These accounts shall be used to reduce future employer contributions. In 2002, employer contributions were not reduced by forfeited nonvested accounts.

3        POOLED-SEPARATE ACCOUNTS

         The fair market value of the underlying assets of the PSAs are as follows:


                                                                                          DECEMBER 31,
                                                                                   --------------------------------
                                                                                      2002                 2001
                                                                                   -----------          -----------
American Century 20th Century Income and Growth Fund...................             $  251,822           $  207,003
American Century Short Term Government Fund............................                 64,488               80,056
Dreyfus Balanced Fund..................................................                102,234               87,115
Federated Bond Fund....................................................                 76,196               36,496
Fidelity Advisors Growth Opportunities Fund............................                 82,121               80,230
Franklin Templeton Mutual Shares Fund..................................                 71,195              111,741
Franklin Small Cap Growth Fund.........................................                176,836              207,033
Gartmore Money Market..................................................                  2,455              148,653
Janus Twenty Fund......................................................                328,242              368,323
Janus Worldwide Fund...................................................                234,103              255,360
Nationwide S&P 500 Index Fund..........................................                308,449              302,150
PrivateBancorp, Inc. Stock Fund........................................              1,946,261                    -
Templeton Foreign Fund.................................................                 60,771               33,136
                                                                                    ----------           ----------
   Total...............................................................             $3,705,173           $1,917,296
                                                                                    ==========           ==========

4        RELATED PARTY TRANSACTIONS

         Administrative fees in the amount of $6,699 were paid during the year ended December 31, 2002, by The PrivateBank and Trust Company on behalf of the Plan to the third-party administrator.

5        TAX STATUS

         The Internal Revenue Service ("IRS") issued a favorable opinion letter dated November 25, 1997, for the Benefit Administration, Inc. Regional Plan and Trust Basic Plan Document #R1, which was adopted by the plan sponsor on May 1, 2000. The IRS issued a favorable opinion letter dated November 19, 2001, for the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01, which was adopted by the Plan sponsor effective January 1, 2002. The IRS letters state that the prototype plans are acceptable under the applicable requirements of the Internal Revenue Code.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

6        PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

                              SUPPLEMENTAL SCHEDULE

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
-------------------------------------------------------------------------------
DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                 EIN: 36-3722148

                                     PN: 001

                                                                                                             (e) CURRENT
  (a)        (b) IDENTITY OF ISSUE                 (c) DESCRIPTION OF INVESTMENT              (d) COST           VALUE
------     -------------------------        --------------------------------------------      --------       -----------
*          Nationwide Life Insurance        Investment contract, pooled-separate accounts,
              Company                        contract #GA-P DF99                               $  **         $1,758,912

*          Nationwide Life Insurance        Investment contract, pooled-separate accounts,
              Company                        contract #GA-P EO5A                                  **          1,946,261


*          Nationwide Life Insurance        Guaranteed investment contract, contract
              Company                        #GA-P JH55                                           **            140,343

*          Participant Loan Fund            Interest at Rates From 5.25% to 10.75%                --            121,432

--------------------
*       A party-in-interest as defined by ERISA.
** Cost information is omitted due to the investments being participant-directed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 28, 2004

                                                   PRIVATEBANCORP, INC.
                                                   SAVINGS AND RETIREMENT PLAN




                                                   By:  /s/ Kathleen M. Jackson
                                                        ------------------------
                                                   Name: Kathleen M. Jackson
                                                   Title:  Trustee

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION

   23.1         Consent of Mayer Hoffman McCann P.C.

   23.2         Consent of Philip Rootberg & Company, LLP